Mail Stop 4561

September 26, 2008

J.W. Roth
Chief Executive Officer
Disaboom, Inc.
7730 E. Belleview Avenue, Suite A-306
Greenwood Village, CO 80111

> **Re: Disaboom, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 18, 2008**
> **File No. 000-52558**

Dear Mr. Guazzoni:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal Two

Amendment to the Articles of Incorporation to Increase the Number of Shares of Authorized Common Stock, page 21

1.   Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

Proposal Three

Adoption of the 2008 Stock Option Plan, page 22

2.   Please disclose whether you presently have any plans, proposals or arrangements to grant, for any purpose, any of the options or shares available under the 2008 Stock Option Plan Restructuring Equity Plan. If so, please provide the information required under the new plan benefits table and all applicable information required by Item 10 of Schedule 14A. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to grant any of the options or shares available under the 2008 Stock Option Plan Restructuring Equity Plan.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments within 10 business days. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have questions or comments please contact Michael F. Johnson at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor